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                                                                     Exhibit 3.1

                            CERTIFICATE OF AMENDMENT
                                     TO THE
                          CERTIFICATE OF INCORPORATION
                                       OF
                          HOLIDAY RV SUPERSTORES, INC.
                             a Delaware Corporation


         Pursuant to the Delaware General Corporation Law (the "DGCL"), Section 1 of Article Fourth of the Certificate of Incorporation of HOLIDAY RV SUPERSTORES, INC., a Delaware corporation, hereafter referred to as the "Corporation," is amended in its entirety to read as follows:

         "The total number of shares of stock which the Corporation shall have the authority to issue is Forty Million (40,000,000) shares, consisting of Thirty-Eight Million (38,000,000) shares of common stock, par value $.01 per share (the "Common Stock") and Two Million (2,000,000) shares of preferred stock, par value $.01 per share (the "Preferred Stock")."

                                      * * *

         Section 2 of Article Fourth shall remain unchanged and unamended. The following section shall be added as Section 3 to Article Fourth:

         "Simultaneously with the effective date of the filing of this Amendment to the Certificate of Incorporation (the "Effective Date"), each ten (10) shares of old Common Stock (and each option, warrant and all other securities convertible into shares of old Common Stock, that represent the right to acquire ten (10) shares of old Common Stock) of the Corporation issued and outstanding or held as treasury shares immediately prior to the Effective Date (the "Old Common Stock") shall automatically be reclassified and continued (the "Reverse Split"), without any action on the part of the holder thereof, as one (1) share of new Common Stock (or as an option, warrant or other security convertible into shares of new Common Stock, into the right to acquire (1) share of new Common Stock, as the case may be). The Corporation shall not issue fractional shares on account of the Reverse Split. Holders of Old Common Stock who would otherwise be entitled to a fraction of a share on account of the Reverse Split shall receive, upon surrender of the stock certificates formerly representing shares of the Old Common Stock, in lieu of such fractional share, an amount in cash (the "Cash-in-Lieu Amount") equal to the product of (i) the fractional share which a holder would otherwise be entitled to, multiplied by (ii) the closing price per share of the Old Common Stock on the Effective Date as officially reported on the Nasdaq SmallCap Market. No interest shall be payable on the Cash-in-Lieu Amount."

                                      * * *



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         Except as provided for above, the Certificate of Incorporation of the
Corporation shall remain unchanged.

         The foregoing amendments to the Certificate of Incorporation of the Corporation were approved by a majority of the stockholders of the Corporation on June 21, 2002, pursuant to Section 242 of the DGCL. In addition, new Section 3 of Article Fourth was duly adopted and approved by the Board of Directors on August 1, 2002.

         This amendment shall be effective as of the date of filing of this Certificate of Amendment.

         IN WITNESS WHEREOF, the undersigned officer of the Corporation has executed this Certificate of Amendment effective on August 7, 2002.



                                       HOLIDAY RV SUPERSTORES, INC.

                                       /s/ Anthony D. Borzillo
                                       --------------------------------
                                       Anthony D. Borzillo
                                       Vice President, Chief Financial Officer